Neovasc Inc. Reports Results of Annual General Meeting of Shareholders

Vancouver, BC, Canada - via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on June 3, 2021 in Vancouver, B.C. (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") re-elected board members Steven Rubin, Paul Geyer, Doug Janzen, Norman Radow, Alexei Marko and Fred Colen to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Steven Rubin	6,318,465	94.48%	369,431	5.52%
Paul Geyer	6,410,453	95.85%	277,431	4.15%
Doug Janzen	6,332,243	94.68%	355,653	5.32%
Norman Radow	6,410,462	95.85%	277,434	4.15%
Alexei Marko	6,320,514	94.51%	367,382	5.49%
Fred Colen	6,174,668	92.33%	513,228	7.67%

At the Meeting, the Shareholders also approved the unallocated options under the Company's stock option plan (90.49% of votes cast in favour) and re-appointed Grant Thornton LLP, Chartered Accountants as auditors of the Company.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and TiaraTM for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve but are not limited to, expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.